PROGEN
                                                              INDUSTRIES LIMITED


           AUSINDUSTRY GRANT FUNDING BOOSTS CANCER PROGRAM DEVELOPMENT


BRISBANE, AUSTRALIA, MONDAY JULY 25, 2005 Australian cancer-drug development company, Progen Industries Limited (NASDAQ:PGLAF; ASX: PGL) has been offered and intends to accept a $3.39 Million AusIndustry Commercial Ready grant to support the further development of the Company's drug discovery program over the next 3 years.

Key Points:

     - This $3.39 Million grant is a follow-on from the Company's AusIndustry Start grant that concluded in June 2005. It will provide 50% funding support for the maturing drug discovery program over the next 3 years.

     - In the last three years, the drug discovery program has achieved all milestones including the synthesis of a series of new molecules with promising activity against key protein targets that mediate angiogenesis.

     - The discovery program has generated three new patent applications that strengthen the Company's intellectual property portfolio that now includes 15 patent families and 24 issued patents.

Lewis Lee, Progen's Managing Director said that Progen has long recognized the importance of building a 'drug pipeline' to increase the Company's value proposition into the future and provide growth opportunities. This grant, the second of two AusIndustry grants, ensures that the necessary research continues.

"The AusIndustry grant system is without doubt extremely valuable to the Australian biotech industry. We are very grateful for the support provided by this, our second AusIndustry grant awarded to us. It is also a highly competitive peer reviewed grant system and we appreciate the confidence that the Australian Government has in our drug discovery efforts. The grant will play a significant role in transforming our current early stage compounds into 'products' that are ready to enter human clinical trials. Creating products from within the company's own internal research is another indication of the Company's growing depth and skill set. Products emanating from this research in future will complement the development of our two current product candidates PI-88 and PI-166."

Progen's Head of Drug Discovery, Dr Vito Ferro, Ph.D., added. "We are certainly excited to have created a series of compounds with very encouraging activity against some of the disease-promoting proteins of interest to us. Now it is time to focus on lead optimization to ensure that the compound chosen for human clinical trials has the best chance of success."

The Company's in-house drug discovery research is founded upon over 10 years of extensive collaborative academic research with the Australian National University (John Curtin School of Medical Research (Prof. Chris Parish), Research School of Chemistry (Prof. Martin Banwell) and others) on the role of heparan sulfate, a complex sugar implicated in several disease processes. The $3.39 Million grant will make up 50% of the 3yr budget for the project. Progen's commitment will be funded from working capital which was bolstered by the Company's recent capital raising.

The offer is subject to the execution of a formal agreement between the Commonwealth Government and Progen which is standard practice.

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ABOUT PROGEN'S DRUG DISCOVERY
Progen's Drug Design Group is a multidisciplinary team with expertise in medicinal chemistry, molecular and cell biology, analytical biochemistry and molecular modelling. The group's research is focused on the design of novel small molecules for Progen's future drug pipeline based on the inhibition of carbohydrate-protein interactions involved in disease processes. Visit our website for more detail at www.progen.com.au/?page=refocus.html
                           ------------------------------------

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's three key areas of focus are:
- CLINICAL DEVELOPMENT - via a focused clinical trial programme involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing biopharmaceutical products to global standards.


KEYWORDS - Progen, cancer, drug discovery, angiogenesis, heparanase


WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:

PI-88 Licensing - US Burrill & Co. engaged    www.progen.com.au/?page=nepress2005.html
                                              ----------------------------------------
Phase II melanoma combination trial launched  www.progen.com.au/?page=nepress2005.html
                                              ----------------------------------------
Phase II melanoma results at ASCO             www.progen.com.au/?page=nepress2005.html
                                              ----------------------------------------
Underwriting Agreement Signed                 www.progen.com.au/?page=nepress2005.html
                                              ----------------------------------------
Open Briefing: MD on strategy                 www.progen.com.au/?page=nepress2005.html
                                              ----------------------------------------
Half Year Financial Release                   www.progen.com.au/?page=nepress2005.html
                                              ----------------------------------------
AGM Managing Director's Address               www.progen.com.au/?page=nepress2004.html
                                              ----------------------------------------
PI-88 mode of action                          www.progen.com.au/?page=repi-88.html
                                              ------------------------------------
Progen's drug development pipeline            www.progen.com.au/?page=pihome.html
                                              -----------------------------------
Progen Industries Ltd                         www.progen.com.au
                                              -----------------

PROGEN INFORMATION:
Sarah Meibusch                             Lewis Lee
Director, Business Development             Managing Director
Progen Industries Limited                  Progen Industries Limited
Sarah.Meibusch@progen.com.au               Lewis.Lee@progen.com.au
----------------------------               -----------------------
Ph:  61 7 3273 9100                        Ph: 61 7 3273 9100


This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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